UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 1)*
PYR Energy Corporation

(Name of Subject Company)
PYR Energy Corporation

(Names of Persons Filing Statement)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
693677106

(CUSIP Number of Class of Securities)
Kenneth R. Berry Jr.
PYR Energy Corporation
1675 Broadway, Suite 2450
Denver, Colorado 80202
(303) 825-3748

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Alan Talesnick, Esq.
Lloyd H. Spencer, Esq.
Patton Boggs LLP
1801 California Street
Suite 4900
Denver, Colorado 80202
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
     The purpose of this amendment is to amend and supplement Items 2, 3, 4, 7 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by PYR Energy Corporation (“PYR Energy” or the “Company”) on April 11, 2007, and to add additional exhibits to Item 9 and amend the exhibit list accordingly.
Item 2. Identity and Background of Filing Person
Item 2 is hereby amended and supplemented by the addition of the following information:
     Revised Tender Offer. On April 23, 2007, PYR Energy issued a press release that the Company, Samson Investment Company (“Samson”) and Samson Acquisition Corp., a wholly owned subsidiary of Samson (“Acquisition Corp.”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Acquisition Corp. will merge with and into the Company (the “Merger”).
     Under the terms of the Merger Agreement, Samson will revise its outstanding tender offer for all shares of PYR Energy common stock (the “Offer”) to a purchase price of $1.30 per share. The expiration date of the Offer will be midnight, New York City time, on Thursday, May 24, 2007, although the Offer shall be extended if less than two thirds of the total number of shares of PYR Energy common stock outstanding on a fully diluted basis have been validly tendered and not withdrawn at the expiration date. Following the conclusion of the Offer, the Merger will be consummated. Upon consummation of the Merger (the “Effective Time”), the remaining holders of issued and outstanding shares of common stock of PYR Energy (other than stockholders who exercise appraisal rights, if available, under Maryland law), will receive $1.30 in cash for each share of PYR Energy common stock.
     In addition, options and warrants to acquire PYR Energy common stock outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be converted into the right to receive a cash payment equal to the difference between $1.30 and the exercise price per share of the option or warrant, multiplied by the number of shares underlying each such option or warrant.
     Furthermore, the holders of the Company’s 4.99% convertible promissory notes due May 24, 2009 have agreed to permit the Company to redeem the convertible notes promptly after Acquisition Corp. accepts and purchases shares of the Company’s common stock pursuant to the Offer. The convertible notes will be redeemed for a cash payment equal to the outstanding principal of and accrued interest on the convertible notes through the date immediately preceding the redemption date. The holders of the convertible notes have also agreed to not convert the convertible notes into shares of common stock or transfer or sell the convertible notes prior to the redemption date.
     The Merger Agreement contains customary representations and warranties between the Company, on the one hand, and Samson and Acquisition Corp., on the other hand. In addition, the parties also have agreed to certain customary covenants and agreements specified in the Merger Agreement. The Merger is conditioned upon the following: that (i) if required by applicable law, the Merger Agreement has been approved and adopted by the stockholders of PYR Energy; (ii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (iii) Acquisition Corp. has purchased shares of common stock pursuant to the Offer.
     The Merger Agreement contains certain termination rights for both the Company, on the one hand, and Samson and Acquisition Corp., on the other hand. The Merger Agreement provides that, following termination of the Merger Agreement under specified circumstances, the Company may be required to pay Samson a termination fee of $3,000,000.
     Samson and Acquisition Corp. have agreed to file an amendment to their Schedule TO and mail revised offering materials to PYR Energy stockholders reflecting the revised terms of the Offer within five (5) business days of the date of the Merger Agreement.
     The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 10.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007, and is incorporated by reference herein.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 3 is hereby amended and supplemented by the addition of the following information:
     Severance Agreements. On April 20, 2007, the Company entered into Change of Control Severance Agreements, as amended by Amendment No.1 to the Change of Control Severance Agreements dated April 23, 2007, with all of its employees including its executive officers who consist of Kenneth Berry, Chief Executive Officer, Jane Richards, Chief Financial Officer, and Tucker Franciscus, Vice President of Strategic Development. The Change of Control Severance Agreements provide that in the event Mr. Berry, Ms. Richards or Mr. Franciscus is terminated following a change of control other than for cause or is involuntarily terminated, he or she will receive as severance 45.8333%, 29.16666% or 29.16666% of his or her annual salary, respectively, and nine months of health, dental and life insurance coverage following such termination. Additionally, upon the closing of the Merger, so long as the applicable employee has not voluntarily terminated his or her employment or the employee is not terminated for cause prior to such time, the employee shall receive, immediately prior to the closing of the Merger, a cash payment from the Company equal to a portion of accrued earnings from an overriding royalty interest in one of the Company’s oil and gas properties plus an assignment of a portion of an overriding royalty interest in the same oil and gas property.
     The foregoing description of the Change of Control Severance Agreement and Amendment No.1 to the Change of Control Severance Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Change of Control Severance Agreement and form of Amendment No. 1 to the Change of Control Severance Agreement, which are attached as Exhibits 10.3 and 10.4 to PYR Energy’s Current Report on Form 8-K filed on

April 24, 2007, and are incorporated by reference herein.
     Litigation with Samson. Pursuant to the terms of the Merger Agreement, the Company has agreed to instruct its attorneys to file a motion to stay the litigation currently pending between the Company and Samson.
Item 4. The Solicitation or Recommendation
Item 4 is hereby amended and supplemented by the addition of the following information:
     Pursuant to the terms of the Merger Agreement, the Company has agreed to file an amendment to its Schedule 14D-9 within five (5) business days of the date of the Merger Agreement to provide its recommendation to PYR Energy stockholders that they tender their shares into the Offer.
Item 7. Purposes of the Transaction and Plans or Proposals
     The information disclosed above under Items 2, 3 and 4 is hereby incorporated by reference into this Item 7.
Item 8. Additional Information
     Rights Agreement. The Company and U.S. Stock Transfer Corporation (“U.S. Stock Transfer”) entered into an Amendment to Rights Agreement, dated April 23, 2007 (the “Amendment”) to amend the Rights Agreement, dated as of January 31, 2007, by and between the Company and U.S. Stock Transfer, as rights agent (the “Rights Agreement”). The Amendment renders the rights issued pursuant to the Rights Agreement inapplicable to the Offer, the Merger and the Merger Agreement.
     The foregoing description of the Amendment does not purport to be complete, and is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit 4.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007, and is incorporated by reference herein.

Item 9. Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PYR Energy on April 11, 2007 (1)

(a)(2)	Joint Press Release, dated April 23, 2007, announcing the entry into a definitive merger agreement (incorporated by reference to Exhibit 99.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(1)	Excerpts from PYR Energy’s Proxy Statement on Schedule 14A filed May 16, 2006 relating to the PYR Energy 2006 Annual Meeting of Shareholders (1)

(e)(2)	Rights Agreement, dated January 31, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 1 to PYR Energy’s Registration Statement on Form 8-A filed on February 2, 2007

(e)(3)	Agreement and Plan of Merger, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and Samson Acquisition Corp. (incorporated by reference to Exhibit 10.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(4)	Amendment to Rights Agreement, dated April 23, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(5)	Note Redemption Agreement, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and the holders of the convertible notes named therein (incorporated by reference to Exhibit 10.2 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(6)	Form of Change of Control Severance Agreement, dated April 20, 2007 (incorporated by reference to Exhibit 10.3 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(7)	Form of Amendment No.1 to Change of Control Severance Agreement, dated April 23, 2007 (incorporated by reference to Exhibit 10.4 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(1)	Previously filed as an exhibit to PYR Energy’s Schedule 14D-9 filed with the SEC on April 11, 2007

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PYR ENERGY CORPORATION
/s/ Kenneth R. Berry, Jr.
Kenneth R. Berry, Jr.
Chief Executive Officer

Date: April 24, 2007